SECI

21004794

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JUN 30 2021

Washington, DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-066274 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: England Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 Wisconsin Avenue, Suite 480
(No. and Street)

| Bethesda | MD | 20814 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig W England (202) 386-6501

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC

(Name – *if individual, state last, first, middle name*)

| 400 Old Forge Lane | Kennett Square | PA | 19348 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Craig W England, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of England Securities, LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW ELIAS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EL6383347
Qualified in New York County
My Commission Expires 11-13-2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ENGLAND SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
## AS OF MARCH 31, 2021
## WITH
## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## Contents

RW GROUP

HELPING YOU ACHIEVE EXCELLENCE

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
of England Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of England Securities, LLC as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of England Securities, LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of England Securities, LLC's management. Our responsibility is to express an opinion on England Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to England Securities, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as England Securities, LLC's auditor since 2015.
Kennett Square, Pennsylvania
June 29, 2021

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

**England Securities, LLC**
**Statement of Financial Condition**
**March 31, 2021**

| | |
|---|---|
| **Assets** | |
| Cash and Cash Equivalents | $ 1,038,464 |
| Accounts Receivable | 20,594 |
| Deposits | 29,499 |
| Prepaid Expenses | 23,676 |
| Furniture, Equipment and Leasehold Improvements, Net | 25,817 |
| Deferred Tax Asset | 784 |
| Other Assets | 7,593 |
| Right-Of-Use Assets, Net | 247,660 |
| **Total Assets** | $ 1,394,086 |
| | |
| **Liabilities and Member's Equity** | |
| Accrued Compensation and Benefits | $ 82,249 |
| Accounts Payable and Accrued Expenses | 48,346 |
| Accrued Taxes | 67,405 |
| Deferred Revenue | 50,000 |
| Lease Liability | 287,507 |
| PPP Loan | 244,940 |
| **Total Liabilities** | 780,447 |
| | |
| **Member's Equity** | 613,639 |
| | |
| **Total Liabilities and Member's Equity** | $ 1,394,086 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Organization

England Securities, LLC (the "Company") was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of England & Company, LLC ("E&C").

## Note 2 – Summary of Significant Accounting Policies

**Basis of Accounting** - The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Property and Equipment** - Property and equipment are stated at cost net of $125,352 accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 10 years. Depreciation and Amortization for the year ended March 31, 2021 was $11,094.

**Use of Estimates** - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

**Revenue Recognition** - The Company's Investment Banking Revenues are earned from advisory engagements related to merger & acquisition advisory, private debt and equity placements, and other strategic initiatives of our clients. The Company's engagement letters with its clients are generally cancelable with 30 days or less notice and are expected to last no longer than 12 months. Our compensation in such agreements typically includes periodic retainer fees (paid either upfront or monthly over the life of an engagement), as well as a success fee upon completion of the underlying transaction.

The Company recognizes revenues from providing advisory services as our obligations are fulfilled and collection is reasonably assured. A portion of our advisory revenues are recognized over time; however, the majority of our advisory revenues are recognized at a point in time. Certain advisory fees relate to specific activities (i.e., review of financial models and preparation of marketing materials), while other advisory services are provided on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, we recognize revenue relating to specific activities as the activities are completed. For ongoing advice, our clients are continuously benefitting from our counsel and our recognition of retainer fees matches the transfer of such benefits. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met, and it is probable that a revenue reversal will not occur in a future period.

Upfront fees and retainers specified in our engagement letters are recognized as services are performed. The Company records deferred revenues when it receives fees from clients that have not yet been earned. As of March 31, 2020, the Company had deferred recognition of $61,000 of such revenue, all of which was recognized over the twelve months ending March 31, 2021.

**Income Taxes** - Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized.

**Accounts Receivable** - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of March 31, 2021 all accounts receivable are collectible. Therefore, no allowance has been established.

## Note 3 – Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

## Note 4 – Leases

The Company has four office leases which have lease terms expiring from June 2021 through April 2023. In accordance with ASU 2016-02, a right-of-use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using discount rates from 4.00% to 4.25%, the Company's estimated incremental borrowing rate.

Future minimum lease payments under the office leases are as follows:

| | |
|---|---|
| FY 2022 | $ 221,430 |
| FY 2023 | 88,527 |
| FY 2024 | 7,389 |
| | 317,346 |
| Less: discount to present value | 69,686 |
| Total | $ 247,660 |

## Note 5 – Income Taxes

The provision (benefit) for income taxes for the year ending March 31, 2021 consists of the following:

| | Current Taxes (Benefit) | Deferred Tax (Benefit) | Total Provision (Benefit) |
|---|---|---|---|
| Federal | $ 124,891 | $ 35,711 | $ 160,602 |
| State | 66,080 | | 66,080 |
| Total | $ 190,971 | $ 35,711 | $ 226,682 |

As of March 31, 2021, the Company does not have any NOL carryforward for federal and state income tax purposes. All tax years since January 1, 2018 are open to tax examination by authorities.

## Note 6 – Retirement Plan

The Company sponsors a safe harbor 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to contribute $95,195 during the year ended March 31, 2021.

## Note 7 – Paycheck Protection Program

In April 2020, the Company received loan proceeds of $244,940 from a promissory note issued by Emigrant Bank, under the Paycheck Protection Program ("PPP") which was established under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and is administered by the U.S Small Business Administration ("SBA"). The term of the loan is two years, and the annual interest rate is 1%. The Paycheck Protection Flexibility Act of 2020, P.L. 116-142, extended the deferral period for loan payments to either (1) the date that SBA remits the borrower's loan forgiveness amount to the lender or (2) if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period. Under the terms of the CARES Act, PPP loan recipients can apply for and be granted forgiveness for all or a portion of the loans granted

under the PPP. Such forgiveness will be determined based on the use of the loan proceeds for payroll costs, rent and utility expenses and the maintenance of workforce and compensation levels with certain limitations. The Company believes that it will likely qualify for full forgiveness, but there is uncertainty around the standards and operation of the PPP, and no assurance is provided that the Company will obtain forgiveness in whole or in part. The Company has accounted for the proceeds from the PPP as a loan and will record forgiveness upon being legally released from the loan obligation. The outstanding loan balance as of March 31, 2021 amounted to $244,940. Company applied for forgiveness with the lender for the Paycheck Protection Program loan and was granted full forgiveness on May 20, 2021.

**Note 8 – Related Party Transactions**

In the normal course of business and for administrative convenience, the Company advances payment of certain operating expenses on behalf of affiliated entities of the Company. During the year, the Company advanced $2,764 in such affiliate expense payments, which was all reimbursed as of March 31, 2021. One officer of the Company has provided a personal guarantee of certain of the Company's obligations for one of its office leases.

**Note 9 – Net Capital**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On March 31, 2021, the Company had net capital of $750,617 which was $731,427 in excess of its required net capital of $19,190. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

**Note 10 – Subsequent Events**

Management has evaluated subsequent events through June 29, 2021, the date on which the financial statements were available to be issued. The Company is also under negotiation for new and extended leases for DC and NY offices, respectively.

**SIPC-7**

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended **3/31/2021**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66274 FINRA MAR
ENGLAND SECURITIES LLC
1201 LOUISIANA ST STE 730
HOUSTON, TX 77002-5638

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____________________

2. A. General Assessment (item 2e from page 2) $ 8,691

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 2,271 )

10-28-2020
Date Paid

C. Less prior overpayment applied ( ______ )

D. Assessment balance due or (overpayment) 6,420

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,420

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $ 6,420

H. Overpayment carried forward $( ______ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____________________

____________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

England Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 13th day of May, 2021.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"

## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **4/1/2020**
and ending **3/31/2021**

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 5,794,034

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — Ø

2d. SIPC Net Operating Revenues — $ 5,794,034

2e. General Assessment @ .0015 — $ 8,691
(to page 1, line 2.A.)